

Mail Stop 3561

January 29, 2018

Jason A. Jenne
Chief Financial Officer
Fred's, Inc.
4300 New Getwell Road
Memphis, TN 38118

> **Re: Fred's, Inc.**
> **Form 10-K for the Fiscal Year Ended January 28, 2017**
> **Filed April 13, 2017**
> **Form 10-Q for the Quarterly Period Ended October 28, 2017**
> **Filed December 7, 2017**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed May 16, 2017**
> **File No. 1-14565**

Dear Mr. Jenne:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended January 28, 2017

Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies
Impairment, page 29

1. We note the overall net book value of the company exceeds your market capitalization suggesting goodwill might be at risk and the need for a quantitative assessment. To the extent any of your reporting units have estimated fair values that are not substantially in excess of their carrying values please provide the following disclosures for each such reporting unit in future filings:

- The percentage by which fair value exceeds carrying value as of the most-recent step-one test;
- The amount of goodwill allocated to the unit;
- A description of the material assumptions that drive estimated fair value;
- A discussion of any uncertainties associated with each key assumption; and
- A discussion of any potential events, trends and/or circumstances that could have a negative effect on estimated fair value.

If you have determined that estimated fair values substantially exceed the carrying values of your reporting units, please disclose that determination in future filings. Refer to Item 303 of Regulation S-K.

Consolidated Statements of Changes in Shareholders' Equity, page 45

2. Please reconcile for us and explain the difference in the number of restricted stock grants and cancellations of 657,400 disclosed here to that reflected in the restricted stock table on page 63.

Consolidated Statements of Operations, page 44

3. We note over 37 million shares were issued and outstanding at January 28, 2017 and January 30, 2016 and that restricted stock is included in the computation of basic earnings per share as disclosed on page 63. Please show us how you calculated weighted average shares outstanding for each of the periods presented.

Notes to Consolidated Financial Statements
Note 1 – Description of Business and Summary of Significant Accounting Policies
Business segments, page 53

4. Please tell us your consideration of disclosing the basis of your organization. For example, please clarify if the company organized around differences in products, geographic areas or a combination of factors. Please refer to ASC 280-10-50-21.

5. Please explain to us how you concluded you have only one reportable segment. Please be sure to address whether the Front Store, Retail Pharmacy and Specialty Pharmacy operations represent separate operating segments. Please compare and contrast your operating segments relative to the areas listed in ASC 280-10-50-11a to e. Regarding any differences, tell us why you determined disaggregation was not warranted.

Form 10-Q for the Quarterly Period Ended October 28, 2017

6. We note your disclosure in Form 10-K that you were currently assessing the impact of the adoption of ASU 2016-09 on your financial position, results of operations and cash flows. However, there is no discussion of the adoption in Form 10-Q, which was

effective for periods beginning after December 15, 2017. Please tell us whether you adopted ASU 2016-09 and the effect thereof on your financial statements.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis
Long Term Incentive Plan Awards, page 19

7. In future periodic reports, please ensure you clearly disclose how you determined the amount of long-term incentive plan awards granted to named executive officers. For example, we note that you provided Leadership Grants to two named executive officers but it is unclear how the compensation committee determined the amounts of shares awarded. Please refer to Item 402(b)(1)(v) of Regulation S-K.

Special Bonuses Delivered as Cash or Equity
Above and Beyond Bonuses, page 20

8. In future periodic reports, please disclose, to the extent applicable, the specific reason(s) or events that lead to the compensation committees decision to grant an Above and Beyond Bonus to a named executive officer. In this regard, we note that Mr. James was awarded an Above and Beyond Bonus but the specific performance the award is based on is unclear. Please refer to Item 402(b)(1)(v) of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Donna Di Silvio, Staff Accountant, at (202) 551-3202 or me at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Danilo Castelli, Staff Attorney, at (202) 551-6521 or Mara Ransom, Assistant Director at (202) 551-3720 with any other questions.

Sincerely,

/s/ Jim Allegretto for

William H. Thompson
Accounting Branch Chief
Office of Consumer Products

cc: Lilia Lauren, Senior Vice President Finance
     Logan Hale, Controller